Exhibit 99.8
Pioneering strategic partnership with ChinalcoJoint ventures d convertible bonds to deliver US$ 19.5 billion in cash to Rio Tinto12 February 2009Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf

Cautionary StatementThis presentation, has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and consists of the slides for a presentation concerning Rio Tinto and Chinalco. By reviewing/attending this presentation you agree to be bound by the following conditions.Forward-Looking StatementsThis presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, statements with regard to the outcome and the benefits of the proposed Transaction, including any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “believe” and “envisage”. Such forward-looking statements are based upon the current beliefs and expectations of Chinalco’s and Rio Tinto’s management and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Chinalco or Rio Tinto. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto and Chinalco’s present and future business strategies and the environment in which Rio Tinto and Chinalco will operate in the future. Among the important factors that could cause Rio Tinto and Chinalco’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, the revenue benefits and cost synergies being lower than expected or not being realised within the expected time period; the integration costs being higher than expected; the ability to obtain regulatory, governmental and self-regulatory organisation approvals of the proposed Transaction on the proposed terms and schedule; the failure of Rio Tinto shareholders to approve the proposed Transaction; the risk that the joint ventures will not be successfully implemented and operated; the disruption from the proposed Transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed Transaction is not completed, including, but not limited to, due to the failure to satisfy the closing conditions; Chinalco’s and Rio Tinto’s ability to accurately predict future market conditions; levels of demand and market prices; the ability to produce and transport products profitably; the impact of foreign currency exchange rates on market prices and operating costs; operational problems; political uncertainty and economic conditions in relevant areas of the world; the actions of competitors; activities by governmental authorities, such as changes in taxation or regulation; exposure to litigation and/or regulatory actions. In the case of Rio Tinto, additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the risk factors of Rio Tinto’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in Rio Tinto’s other filings with the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forw ard-looking statements speak only as of the date of this presentation.Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.Other than in accordance with their respective legal and regulatory obligations (including, in the case of Rio Tinto, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Rio Tinto nor Chinalco is under any obligation, and each of Rio Tinto and Chinalco expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf2

Paul SkinnerChairmanExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf

Pioneering strategic partnership with Chinalco•Rio Tinto has agreed to enter into a pioneering strategic partnership with Chinalco delivering US$ 19.5bn in cash to Rio Tinto:– investments in aluminium (US$ 2.1bn), copper (US$ 4.5bn) and iron ore (US$ 5.2bn) joint ventures and project development opportunities (US$ 0.5bn) totalling US$ 12.3bn; and– issue of US$ 7.2bn of subordinated convertible bonds•Premium valuation of investment assets and highly attractive financing terms•Proposed transaction delivers:– substantial strengthening of the Rio Tinto balance sheet;– ability to act on compelling investment opportunities through the cycle; and– a unique partnership delivering superior ability to benefit from emerging resource trends•Outcome of extensive discussions during the past year between Rio Tinto and Chinalco regarding the establishment of a mutually beneficial relationshipExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf4

Securing Rio Tinto’s position as a resource industry leader•Capitalise on the resource sector’s ongoing shift towards the developing world Pioneering strategic • Value delivered through joint ventures and intention to explore broader partnershipco-operation•Benefits from Chinalco’s insight, relationships and capabilities•Uniquely positions Rio Tinto within the resource sector• Joint venture investments and capital raising at an attractive valuation Value enhancing • Balance sheet strength and resilience in uncertain economic times transaction for • Continuation of strategic focus on value, operational excellence and sustainable shareholdersbusiness practices •Flexibility to undertake value enhancing growth through the cycle•Strong independent governance structure at Rio Tinto and joint venture levels•Chinalco nomination of two new non-executive board members (one Robust independent) governance•Retention of Rio Tinto management control, bringing together the complementary strengths of both partiesRecommendation• The Rio Tinto Boards unanimously recommend the transaction to shareholdersExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf5

Proposed partnership has two componentsJoint venturesConvertible bonds•US$ 12.3bn investment• US$ 7.2bn investment in Rio Tinto through •Rio Tinto retains existing operational andsubordinated convertible bonds management control• Two tranches in each of Rio Tinto plc and Rio Tinto Ltd: Rio Tinto’sChinalco’s• Tranche A convertible at US$ 45 per current share of Rio share, issue size of US$ 3.1bnAssetinterestTinto’s interest•Tranche B convertible at US$ 60 per •Weipa• 100%•30%Rio Tinto • Yarwunshare, issue size of US$ 4.1bn•100%•50%Alcan • Boyne• 59.4%•49%• 9.0% coupon for Rio Tinto plc, 9.5% •GPS• 42.1%•49%coupon for Rio Tinto Ltd bonds; 9.2% weighted average coupon[1]•Escondida•30%• 49.75%• Kennecott • 100%• 25%• If fully converted, Chinalco’s interest in Rio Copper • Grasberg•40%• 30%Tinto would be 18.0%, including existing •La Granja• 100%• 30%interest of 9.3%–14.9% in Rio Tinto Ltd•Hamersley • 100%•15%– 19.0% in Rio Tinto plcIron (100% Iron Oreinterests •60 year long-term financing with ability for only)Rio Tinto to call after year 71. Initial coupon subject to increase after year 7 Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf6

China is playing a crucial role in the global economyWorld GDP breakdown (in %)• Rio Tinto recognised the potential 100%[1] = 61966128of China very early: – iron ore first exported to China in 1973Developed 45– Channar mine joint venture world63established in 19877677– first to respond to Chinese upturn• Chinalco partnership is a Other continuation of this relationship33 developing world• Provides Rio Tinto with an unrivalled 26competitive position212122 China 11321950 1975 2008E 2025F1. 2006 US$ Trillions; PPP BasisSource: OECD Development Centre for 1950 data, IMF/World Bank for 1975 and 2008 data; 2025 projections based on IMF October 2008 growth forecasts to 2013 and Rio Tinto projections in subsequent years. Developed world includes Western and Eastern Europe, US, Canada, Oceania, Japan, Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf Taiwan and South Korea.7

Strong independent governance structuresCorporate levelJoint venture level•Independent Boards and independent Chairman• Representation from •Chinalco may nominate two new Rio Tinto and Chinalco non-executive Board members (one independent1) to add to the • Voting rights reflect Strategic economic interests existing fifteen Board members[2]Alliance•Chinalco nominations to be Committees• Chairmen nominated approved by Nominations by Rio Tinto Committee•Rio Tinto’s independence and arm’s length nature of commercial arrangements underpinned by relationship agreement• Rio Tinto responsible Operational for day-to-day management management1. One independent Board member nominated under applicable corporate governance criteria2. Current Rio Tinto Boards consist of the non-executive Chairman, eleven non-executive Directors and three executive DirectorsExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf8

Xiao YaqingChinalco President“Chinalco is China’s largest diversified mining company and one of the fastest growing companies in China”Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf9

Partnership with Rio Tinto is driven by long term commercial objectives•Significant demand for commodities over the long run•Confidence in the resilience of the Chinese economy•Increasing importance of the Chinese market– accounts for 1/3 of global metal demand and 2/3 of global metal Confidence in Chinese demand growth economy and industry demand fundamentals– continued industrialisation and urbanisation process – significant demand potential from 800m rural population•Global stimulus efforts will benefit recovery in metals demand–RMB 4 trillion stimulus plan in China with emphasis on metal-intensive infrastructure projects•Well placed to understand the new demand fundamentals in Rio Tinto’s key Long term financial growth market returns• The transaction reflects Chinalco’s strong confidence in the quality of Rio Tinto, its prospects and long term value•Exposure to unrivalled suite of Tier 1 assetsDiversification•Broad range of commodity exposure •Increase participation in global marketsPartnership with a • Professional development of technical and management skills for both parties global leader•Establish an emerging market / developed market relationship•Access Rio Tinto’s sustainable development leadership skills•Chinalco nomination of two new board members (including one independent) •Enhances capability of project development in emerging markets, through a joint Long term strategic approach partnership• The potential to partner on significant pipeline of growth opportunities throughout China and other emerging markets•Opportunity to improve capital efficiency and provide a potential new source of capital for project developmentExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf

10Chinalco is a leading Chinese diversified resources company• Commercially driven aluminium, copper and titanium product groups Products and • Interests in assets primarily in China and across a range of geographies Geographiesincluding Australia, Peru and Saudi Arabia•Seeking diversification across products and regions in line with strategy of becoming a global diversified resources company•Experienced management team• Committed to high governance standards and transparency of its business through Managementlisting major assets–Chalco listed in Hong Kong and New York in 2001 and in Shanghai in 2007•Aluminium and alumina production growth of 31% pa and 15% pa respectively since 2001 via organic growth and acquisitions Growth• Acquisitions include Peru Copper (2007) and Yunnan copper group (49% stake in 2007)•Leverage existing relationships•Substantial growth in total assets from 2001 to 2007•Focus on long term financial returnsPerformanceExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf11

Chinalco is on a journey towards integration into the global marketBecoming a leading Established in Rapid GrowthDiversification global mining 20012002-20052006-2007 company•Chinalco established in GrowthGrowthGrowth February 2001•Further acquisitions of Chinese • Officially adopts diversification • Injected a portion of aluminium aluminium assets by Chalco, strategyfabrication capacity into Chalco•Listed Chalco inconsolidating the Chinese December 2001 on the aluminium industryProduct DiversificationProduct DiversificationHong Kong and New York stock exchanges, • Established Fushun Titanium • Purchased a 12% stake in Product Diversification with the majority of its Co. Ltd, a JV with Fushun Rio Tinto plc aluminium assets • Acquisition of Chinese copper Aluminium plant (maintaining 38.6% processing and fabrication • Acquisition of 49% interest in Geographical Diversification interest). Listed in plants Yunnan Copper Ltd (Group), Shanghai in 2007• Continued evaluation of increasing focus on copper international opportunitiesGeographical Diversification market•Chalco exploration begins in GuineaGeographical Diversification•Peru Copper Acquisition•Australian Bauxite mining/ alumina refinery project via Chalco• Anticipated Involvement in the construction of an aluminium smelter in Saudi Arabia via ChalcoSource: 20-F reports; Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf company presentations12

Chinalco business model focuses on long-term shareholder value and sustainability•Commercially driven –primary focus is long-term financial returns –consistent growth in sales revenue•Separate legal entity, independently managed–committed to high standards of corporate governance –run by its President and the Executive Committee–sole discretion in determining operating policies and foreign investment•Transparency and accountability –listing of major assets–Chalco is a constituent of the Hang Seng Index and NYSE China Index –accounts verified by independent external auditorsExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf13

Chinalco’s senior management brings extensive industry experienceXiao Yaqing•Doctorate in Engineering• 20 years practical experience in Presidentmetallic materials and management•Previously vice President of ChinalcoAo HongZhang ChengzhongZhao Zhao•Degree in Metallurgy, holds • Doctorate in non-ferrous • Degree in engineering Masters degreemetals metallurgy•Previously Chairman of • Previously Director of Chalco GRINM Semiconductor • 20 years experience in non-Materials Companyferrous industry JianchuanPresident of Chalco Doctorate in Natural Resources More than 20 years experience in metals industryLu YouqingLiu CaimingRen Xudong•Degree in Economic • Degree in Political • Degree in Computer ManagementEconomicsEngineering•Previously Deputy General • Previously President of Sino Manager, China Non-ferrous Mining International Metals Mining GroupExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf14

Tom Albanese Chief Executive OfficerExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf

Rio Tinto maintains existing strategic focus on low cost, long-life, large scale assets


Maximisation of shareholder value
Excellence in mining
Large scale, long life, low cost
Emphasis on quality of the opportunity
Rigorous capital appraisal process
Existing and future asset base

- Realises attractive value from transaction and eliminates short term financial uncertainty
- Preserves flexibility to leverage Rio Tinto's unique asset base
- Ensures funding for investment opportunities
- Positions Rio Tinto to benefit from emerging resource industry trends

16

Chinalco is the ideal partner for Rio TintoStrong performance and market ...with aligned values and position...objectives•Outstanding track record of growth • Governance structure which promotes across multiple sectorsindependent commercial decision making•Deep insight into Chinese trends and • Commitment to balance excellent returns developmentswith sustainable development•Outstanding relationships within • Experienced and professional management China team•Strong financial backing and ability to • Commitment to openness and finance further growthtransparency of capital marketsExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf17

Superior financial solution providing cash proceeds and comprehensive benefits•Sufficient to meet 2009 and 2010 debt maturities–US$ 12.3bn from joint ventures–US$ 7.2bn of long dated subordinated convertible bonds raised on attractive terms•The reduction in debt and the potential for additional sources of capital provide flexibility for selective investment, either organic or acquisitive•Discussions progressing to secure a significant facility from a Chinese bank for long term financing to fund future joint development projects with Chinalco•Underpins progressive dividend policyExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf18

RioTinto

Developing world trends are changing the strategic landscape of the resource sector

Markets	Sustainable longer term demand growth driven by China
Resources	Tier 1 resources increasingly found in emerging geographies
	Geopolitics playing a bigger role in accessing and developing new resources
Execution	Increasingly wide range of capabilities required for access to Tier 1 assets
Finance	Developing world is now a primary source of finance

19

China will play an ever greater role in global commodity demandAluminiumCopperSeaborne iron ore(%)(%)(%)Chinese 56 proportion 50 42 of total 343334 28 commodity 2021 demand2004 2008 20122004 2008 20122004 2008 2012140106Chinese 938983818184 proportion of commodity 53 demand growth2004 2008 20122004 2008 20122004 2008 2012Total demand 3039 46 17 18 20616 854 1,064(Mt)Aluminium and copper forecast consumption, forecast iron ore importsSource: Brook Hunt Metal Service (December 2008) for Aluminium and Copper. AME Monthly Monitor (January 2009) and “Rags to Riches” report (December 2008) for iron ore Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf20

RioTinto

Strategic partnership will uniquely position Rio Tinto to lead the industry into the next decade

	Resource industry trends	Benefits for Rio Tinto	Immediate initiatives
Markets	**Sustainable longer term demand growth driven by China**	• Insight into key Chinese demand and supply dynamics, and government policies and actions	• Marketing • Market insight
Resources	**Resources increasingly found in emerging geographies**	• Potential assistance in accessing mineral resources in China and other emerging countries	• Exploration in China • Co-operative MOU in relation to Simandou
	Geopolitics playing a bigger role in accessing and developing new resources	• Benefiting from China's growing economic presence around the world	
Execution	**Increasingly wide range of capabilities required for access to Tier 1 assets**	• Logistics and procurement skills • Access to Chinese project development capabilities	• Share and jointly develop human resources
Finance	**Developing world is now a major source of finance**	• Capital for major projects and acquisitions	• Financing facilities from Chinese banks

21

Commodity joint ventures represent minority stakes100%•Using H2 2008 data, reflecting falls in traded commodity prices, Chinalco’s Rio Tinto Alcanshare of joint ventures Copper & Diamonds– represents 8% of Rio Tinto’s H2 2008 attributable EBITDA– consistent with NPV valuationsIron ore•Represents approximately 11% of Rio Tinto’s FY 2008 attributable EBITDAEnergy, Minerals8% & Other[2]H2 2008 Attributable2008 EBITDA2008 H2 2008 Attributable EBITDA attributable to ChinalcoEBITDA[1]EBITDA to Chinalco[1]1. Attributable EBITDA represents Rio Tinto’s beneficial interest in the EBITDA of its business units and operations. Group total includes Alcan Packaging. Before aluminium inventory write-down and copper provisional pricing adjustment2. Includes Energy, Minerals, Other Operations and Central Items Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf22

Aluminium alliance focused on Queensland assetsResulting economic interests in ongoing businesses[1]Anticipated future opportunities Rio •Potential to capture synergies and pursue growth and AssetTintoChinalco development opportunities in– Queensland Weipa70%30%– China• Enhanced co-operation through mutual secondment Yarwun50%50% opportunities Boyne30%29%Gladstone Marketing Power 21.1%21.0%Station[2]• RTA will manage existing Weipa bauxite customers and contracts•A jointly owned sales company will market a proportion of Weipa bauxite, leveraging the expertise of both Translates toparticipants to grow value with a focus on China Product • Chinalco’s investment in Yarwun to be under-pinned by a group long term bauxite supply agreement attributable 96%4%• RTA responsible for marketing alumina and aluminiumEBITDA[3]1. Post transaction2. Represents each party’s share of 100% economic interests in Boyne smelter and Gladstone power station enterprises3. Based on H2 2008 attributable EBITDA, representing Rio Tinto’s beneficial interest in the EBITDA of its businesses and operations (adjusted for material non-recurring items and Alcan Packaging). A reconciliation to the underlying EBITDA, Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf as reported in the 2008 full year results announcement, is included slide 42 of this presentation23

Copper alliance built on current assets and future opportunitiesResulting economic interests in ongoing businesses[1]Arrangements for future projects AssetRio Tinto ChinalcoProjectRio Tinto ChinalcoEscondida[2]15.1%14.9%La Granja70%30% Kennecott75%25%• Potential to widen alliance through future developments including Grasberg[3]28%12%Chalco Peru project•Mutual secondment opportunities to realise future opportunitiesTranslates toProduct Marketing group 64%36% attributableEBITDA[4]• Existing marketing arrangements unaffected1. Post transaction2. Represents each party’s share of 100% economic interest in Escondida enterprise 3. Represents each party’s share of 100% economic interest in Grasberg enterprise4. Based on H2 2008 attributable EBITDA representing Rio Tinto’s beneficial interest in the EBITDA of its businesses and operations (adjusted for material non-recurring items and Alcan Packaging). A reconciliation to the underlying EBITDA, as reported in the 2008 full year results announcement, is included in slide 42 of this presentation.Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf24

Iron 0re alliance through Hamersley IronResulting economic interests in Anticipated future opportunities ongoing businesses[1]AssetRio TintoChinalco• Combined strengths in mining, infrastructure development and project financing will underpin an unrivalled Hamersley 85%15%project development capability Iron• Parties have reached agreement to consider co-operation in the development of Simandou — one of the world’s top iron ore resourcesTranslates toMarketing• Unique relationship to form a jointly owned Product sales company to supply the rapidly group 90%10%growing Chinese market attributable • The Rio Tinto managed sales company EBITDA[2]will market 30% of Hamersley’s output on commercial, arms-length terms•Sales of iron ore not destined for China are outside the scope of the marketing arrangement1. Post transaction2. Based on H2 2008 attributable EBITDA representing Rio Tinto’s beneficial interest in the EBITDA of its businesses and operations (adjusted for material non-recurring items and Alcan Packaging). A reconciliation to the underlying EBITDA, as reported in the 2008 full year results announcement, is included in slide 42 of this presentation. Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf25

Key features of iron ore alliance15%85%Hamersley IronHope DownsBao-HIChannarRhodes RidgeRobe River96mt11mt8mt10mt0mt50mtCape LambertCurrent producing mines include• Tom Price•ParaburdooTwo Ports55% of 2008 •MarandooPilbara Parker PointEIIHamersley RailMines• Yandi production*•Brockman•Nammuldi* All figures are on a 100% basis and represent 2008 Rio Tinto Iron ore productionExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf26

Core benefits of transaction•Joint venture asset consideration at a significant premium to current implied enterprise valuation metrics•Convertible bonds convert at attractive premiaRealises premium – Tranche A: 107% premium to plc unaffected share price[1] (68% to Ltd, respectively) value–Tranche B: 176% premium to plc unaffected share price[1] (124% to Ltd, respectively)•Terms of convertible bonds favourable in current global credit conditions •The aggregate package reflects the confidence that both parties share in the long term value of the Rio Tinto business Eliminates short term • Strengthens Rio Tinto’s balance sheet and provides substantial liquidity financial uncertainty•Non-core asset divestment program continues, timing still dependent on maximising shareholder value•Yarwun, Kestrel, Clermont expansions to proceed, creating value and promoting Flexibility to employment undertake investment • Continuation of preparatory activities for 320mtpa iron ore capacity in the Pilbara through the cycle• Ability to undertake opportunistic value creating acquisitions •Better positioned for demand recoveryPartnership with • Expand capabilities for global development for both companies unparalleled ability to • Potential value creation through exploration in China and Simandou cooperation benefit from emerging • Initial discussions with a Chinese bank for long term financing to fund future joint industry trendsdevelopment projects with Chinalco. 1. Based on the Rio Tinto share price of £ 15.06 (plc) and A$ 42.15 (Ltd) as at 30 January 2009, last closing price prior to Rio Tinto’s response to press speculation regarding a possible transaction with Chinalco. USD/£ exchange rate of 1.4417, USD/AUD exchange rate of 0.6359 Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf27

Guy ElliottChief Financial OfficerExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf28

Value enhancing US$ 19.5bn cash package for Rio Tinto1Direct investment in • At an implied joint venturespremium to current • These premia reflect: market valuations– the quality of Rio Tinto’s assets, management and 2aConversion option• Conversion prices options are at significant – the excellent premia to marketstrategic fit between Rio Tinto and 2bConvertible bond • Attractive coupons in Chinalco couponscurrent debt marketsExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf29

Cash proceeds from joint ventures •Investments in aluminium, copper and iron ore joint ventures and project development opportunities total US$ 12.3bnAttributable Values (US$ million) AluminiumWeipa1,200 Yarwun500 Boyne / Gladstone Power Station450Total2,150 CopperEscondida3,388 Grasberg400 La Granja50 Kennecott700Total4,538 Iron OreHamersley Iron5,150Total5,150 Development Fund500 Total12,338Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf30

Chinalco transaction provides comprehensive benefitsTransaction • Both components of transaction at premium value without components at a altering control premium to the • Limits dilution for existing shareholders market...• US$ 19.5bn in cash exceeds required debt repayments for ... generating 2009 and 2010 substantial cash • Comprehensively addresses refinancing issues proceeds...• Balance sheet strength increases financing flexibility•Flexibility and resources to pursue growth through the ... delivers cycle comprehensive • Cements a deep relationship with a strategic partner strategic benefits • Transaction designed to pursue identified and future opportunitiesExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf31

Strategic alliances are at an implied premium to current market asset valuesComparison of Chinalco’s share of H2 2008 attributable EBITDA[1] with current market enterprise value[2]18%+124% premium to current market enterprise 8%value[5]Proportion of H2 2008 EBITDAConsideration as proportion of represented by Chinalcocurrent market enterprise value 4 investment 31.Based on H2 2008 attributable EBITDA, representing Rio Tinto’s beneficial interest in the EBITDA of its businesses and operations (adjusted for material non-recurring items and Alcan Packaging). A reconciliation to underlying EBITDA, as reported in the 2008 full year results announcement, is included in slide 40 of this presentation2.Market data as of 30 January 2009, last closing price prior to Rio Tinto’s announcement regarding press speculations concerning a possible transaction with Chinalco3.Proportion of H2 2008 attributable EBITDA represented by Chinalco investment is the share of Rio Tinto Group H2 2008 attributable EBITDA that Chinalco would have received through its economic interests in joint ventures had the investments been made on 1 January 2008 (adjusted for material non-recurring items and Alcan Packaging)4.Chinalco’s acquisition price of US$12.3 bn as a proportion of Rio Tinto’s current market Enterprise Value of US$68.0 bn. Enterprise value based on 998.3 million Rio Tinto plc shares outstanding, 285.7 million Rio Tinto Ltd shares outstanding, USD/£ exchange rate of 1.4417, USD/AUD exchange rate of 0.6359 as of 30 January 2009. Rio Tinto net financial debt of US$38.7 bn as of 31 December 20085.Calculated as premium of Rio Tinto implied Group Enterprise Value (derived from US$12.3 bn consideration for 8% of H2 2008 attributable EBITDA) to current market Enterprise Value. Enterprise Value premium of 65% and Equity Value premium of 152% if analysis is based on 11% of 2008 full year EBITDA represented by Chinalco investmentSource: Factset;Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf 2008 Rio Tinto financial results32

Convertible bonds component of transactionCharacteristicDetail•US$ 7.2bn through two tranches comprising an equal number of shares, issued at face value: Consideration– Tranche A: convertible at US$ 45 per share for US$ 3.1bn–Tranche B: convertible at US$ 60 per share for US$ 4.1bn•Subordinated convertible bonds• No ordinary share voting rights until conversion Nature of security• Tax deductible coupons[1]•Structured to achieve 50% equity credit by rating agencies[2]• 9.0% for 7 years (Rio Tinto plc bonds) Coupon•9.5% for 7 years (Rio Tinto Ltd bonds)Conversion • 60 year maturity timeframe• Redeemable by Rio Tinto after 7 years[3] Chinalco interest in • 18.0% of Rio Tinto group Rio Tinto after full – 14.9% of Rio Tinto Ltd conversion– 19.0% of Rio Tinto plc1. Subject to receipt of tax clearances from HM Revenue & Customs and the Australian Tax Office 2. Final equity credit subject to confirmation from the rating agencies3. If the Bonds are redeemed for cash prior to Maturity, Rio Tinto presently intends to replace the Bonds with instruments having the same rating agency equity credit Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf33

High conversion premium reflects confidence in valueConversion premia of Chinalco-issued bondsPercent of share price [1] Rio Tinto plcRio Tinto Ltd•The conversion premium –represents a strong 176%signal regarding Chinalco’s confidence in the 124%valuation upside 107%potential of Rio Tinto’s assets 68%–compares very favourably with precedent convertible transactionsConversion price£31.21 £41.62A$70.77 A$94.35(US$) (US$45) (US$60)(US$45) (US$60)1. Based on the Rio Tinto share price of £15.06 (plc) and A$42.15 (Ltd) as at 30 January 2009, last closing price prior to Rio Tinto’s response to press speculations regarding a possible transaction with Chinalco. USD/£ exchange rate of 1.4417, USD/AUD exchange rate of 0.6359 Current share prices of £19.20 (plc) and AUD49.40 (Ltd) as of 10 February 2009. USD/£ exchange rate of 1.4911, USD/AUD exchange rate of 0.6834Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdfSource: Factset34

Attractive coupon reflects confidence in prospects•Competitive coupon given subordinated nature of bonds and Subordination premiumabsence of covenants9.5% 9.0%•A clear indicator of Chinalco’s confidence 8.5%in Rio Tinto’s prospects in difficult financing marketsSenior debt•Size of issue unlikely to be achievable in current debt marketsAverage BBBConvertibleConvertible subordinated bondbond coupon (Plc)bond coupon (Ltd) yield1. All USD denominated subordinated bonds rated BBB by Standard & Poor’s available using Bloomberg bond search function; includes bonds with time to maturity of 7 years or greater; includes callable and non-callable bonds 2. Based on US$ Composite BBB BFV Curve consisting of industrials, financials, utilities, banks, REITs, insurers, gas, retail and media companiesSource: Bloomberg as of 10 February 2009 Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf35

Break fee and exclusivity•US$ 195m• Paid by Rio Tinto in the event that the Boards of Rio Break feeTinto withdraw their recommendation•At 1% of transaction value, in line with market practice break fees•Rio Tinto has agreed not to solicit any third party competing proposal prior to completion Exclusivity• Rio Tinto Boards’ fiduciary obligations to consider superior offers remainExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf36

Conditions to closingShareholder • Joint electorate vote of Rio Tinto plc and Ltd shareholders approval• Relevant Chinalco shareholder approvals•Australian Foreign Investment Review Board approvalGovernment • Appropriate confirmation from the Committee on Foreign Investment in the approvalsUnited States•All necessary PRC approvalsRegulatory • No objection by the Australian Competition and Consumer Commission approvals• Other approvals in other stakeholder countries•Relevant Chinalco financing approvalsOther•Fiscal certainty relating to the convertible bonds and no material adverse tax consequences in AustraliaClosing• Targeted for Q2 / Q3 2009Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf37

Paul SkinnerChairmanExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf38

Partnership will allow stakeholder countries to continue to benefit from Rio Tinto•Strengthens market positions in key commodities through access and insight to Chinese market•Deepening of Chinese trade and investment relationships beyond resources•Establishment of a link to potential future resource sector funding: – new sources of capital to augment traditional partners– enables reinvestment throughout economic cycle to capture the benefit of the next upswing •Joint pursuit of initiatives of common interestExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf39

Summary•A comprehensive package of benefits:– premium valuation of investment assets and highly attractive financing terms – strengthens Rio Tinto’s balance sheet – flexibility to undertake high value strategic growth at all points of the cycle – logical step to position Rio Tinto at the forefront of industry trends involving China and the developing world•Chinalco’s strong commercial focus, natural strengths and alignment with Rio Tinto’s strategy make it an excellent partner – synergy benefits to be derived from both partners’ complementary strengths•Chinalco’s investment is a clear vote of confidence in Rio Tinto’s strength, growth prospects and outlook for the commodities we produce•Transaction subject to regulatory and shareholder approval•The Rio Tinto Boards unanimously recommend the proposal to shareholdersExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf40

AppendixExhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf41

Reconciliation of attributable EBITDA to reported underlying EBITDA•This presentation refers to attributable EBITDA which represents Rio Tinto’s beneficial interest in the underlying EBITDA of its businesses and operations•Underlying EBITDA, as reported in Rio Tinto’s full year preliminary unaudited results announcement, represents 100% of the EBITDA for Rio Tinto’s consolidated subsidiaries and the Group’s share of EBITDA relating to equity accounted units•A reconciliation between the reported underlying EBITDA and the attributable EBITDA is provided belowUS$mH2 20082008Rio Tinto Group underlying EBITDA10,90922,317Add Alcan Packaging & aluminium inventory write down511759 Add back Copper provisional pricing558319 Less: minority shareholders’ beneficial interest in EBITDA: Copper and Diamonds(23)(73) Iron Ore(484)(899) Energy & Minerals & Other(446)(664)Adjusted attributable underlying EBITDA11,02521,7591. Minority shareholders’ beneficial interest in the underlying EBITDA of the Rio Tinto Group primarily relate to Palabora (Copper and Diamonds), Robe River and IOCC (Iron Ore) and Coal and Allied and RBM (Energy and Minerals).Exhibit 99.8_Rio_Tinto_announces_pioneering_strategic_partnership_with_Chinalco_-_presentation.pdf42